Exhibit 99.1

GFL Environmental Announces Registration Details for First Investor Day to be held on May 24, 2022 in New York City

VAUGHAN, ON, April 21, 2022 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that registration is now open for the Company’s first Investor Day to be held on May 24, 2022, in New York City.

Join members of senior management for a discussion of the Company’s growth strategies, capital allocation plan, sustainability initiatives and financial objectives. The presentations will be available by live audio webcast for those unable to attend in person.

Investors and analysts are invited to register for the event by clicking here.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 18,000 employees.

For more information:

Patrick Dovigi
+1 905-326-0101
pdovigi@gflenv.com